SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

API Technologies Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00187E203
(CUSIP Number)

Jason DeZwirek
2300 Yonge Street, Suite 1710
Toronto, Ontario, Canada M4P 1E4
(416) 593-6543
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

January 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03761M 20 3

1	NAME OF REPORTING PERSON	Jason DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	973,934
	8	SHARED VOTING POWER	1,152,283
	9	SOLE DISPOSITIVE POWER	973,934
	10	SHARED DISPOSITIVE POWER	1,152,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,126,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.7%1
14	TYPE OF REPORTING PERSON (See Instructions)		IN

(1)	Using number in 11 divided by number of outstanding shares of Common Stock and Exchangeable Shares, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc., exercise of warrants held by Reporting Person, and conversion of convertible debt held by Reporting Person.

SCHEDULE 13D

Amendment No. 4
API Technologies Corp.
Filed by Jason DeZwirek

This Amendment No. 4, amends and supplements the Schedule 13D originally filed November 16, 2006 with respect to the Common Stock, $0.001 per value of API Technologies Corp. (the "Issuer"), as amended by Amendment No. 1 filed October 19, 2007, Amendment No. 2 filed June 24, 2008, and Amendment No. 3 filed July 6, 2009.  This amendment is being filed to reflect an issuance by the Issuer of 22 million shares of Common Stock, which decreases the percentage owned by Reporting Person.  This Amendment No. 4 also reflects a 1 for 4 reverse stock split that was effective on December 28, 2010. Unless otherwise indicated herein, terms used and defined in this Schedule 13D amendment shall have the same respective meanings herein as are ascribed to such terms in the original Schedule 13D, as amended.

Item 4.  Purpose of Transaction.

On January 21, 2011, Issuer acquired SenDEC Corp., a New York corporation (“SenDEC”) pursuant to an Agreement and Plan of Merger among Issuer, SenDEC, Vintage Albany Acquisition, LLC, a Delaware limited liability company (“Parent”), and API Merger Sub, Inc., a New York corporation.  Parent received from Issuer 22 million shares of the common stock of the Issuer as consideration.  Such issuance reduced the percentage of Common Stock of Issuer beneficially owned by Reporting Person.  On January 21, 2011, the Reporting Person also resigned as an officer and director of Issuer.

The Reporting Person will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Issuer.  The Reporting Person may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or  capital structure of such companies as a means of enhancing shareholder value.  Such  suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; restructuring the Issuer’s capitalization; or entering into agreements with third parties relating to acquisition of securities issued or to be issued by the Issuer.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Person, the Reporting Person may choose to purchase additional shares of Common Stock of Issuer from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise.  In addition, depending upon prevailing conditions or other factors, the Reporting Person may determine to dispose of shares of Common Stock currently in the open market, in privately negotiated transactions with third parties, or otherwise.

Except as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer.

The response in Item 5 is hereby replaced in its entirety by the following:

(a)
Reporting Person is deemed to beneficially own all 229,167 shares of Common Stock underlying the Exchangeable Shares of API Nanotronics Sub Inc. he owns directly, all 220,320 of the shares of Common Stock underlying the warrants he owns directly, all 201,828 shares of Common Stock he owns directly, all 233,333 shares of Common Stock into which the Note is convertible that he owns directly, all 599,522 shares of Common Stock owned by Icarus Investment Corp., an Ontario corporation (“Icarus Ontario”), all 195,834 shares of Common Stock owned by Icarus Investment Corp., a Delaware corporation (“Icarus Delaware”), all 233,334 shares of Common Stock into which the Note is convertible that Icarus Ontario owns directly, all 123,593 of the shares of Common Stock underlying warrants owned by Icarus Ontario, and all 89,286 of the shares of Common Stock underlying the warrants held by DAJJ Family Trust, which in the aggregate represents 6.7% of the outstanding Common Stock of Issuer.

(b)
Reporting Person has sole voting power and sole dispositive power with respect to the 682,820 shares of Common Stock underlying Exchangeable Shares of API Nanotronics Sub, Inc., the convertible debt, and the warrants that he owns directly and the 201,828 shares of Common Stock he owns directly. Reporting Person also has sole voting and dispositive power as sole trustee of the 89,286 shares of Common Stock underlying warrants held by the DAJJ Family Trust.  Reporting Person shares voting and dispositive power of the 1,152,283 shares of Common Stock of Issuer beneficially owned by Icarus Ontario and Icarus Delaware with Phillip DeZwirek.  Phillip DeZwirek is the father of Reporting Person.  Phillip DeZwirek and Reporting Person each own 50% of Icarus Delaware and 1% and 99%, respectively, of Icarus Ontario.  Reporting Person is a director, vice president and treasurer of both Icarus Delaware and Icarus Ontario.

(c)	Reporting Person effected no transactions in the Common Stock of Issuer during the past 60 days.

(d)
Reporting Person is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 884,648 shares of the Common Stock of Issuer, including the Common Stock underlying the warrants, convertible debt and Exchangeable Shares of API Nanotronics Sub, Inc. owned directly by him.  The spouse and children of Jason DeZwirek are the only other persons known to have the right to receive the receipt of dividends from or the proceeds of the 89,286 of the shares of Common Stock underlying the warrants held by DAJJ Family Trust.  Phillip DeZwirek, the father of Reporting Person, is the only person other than Reporting Person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,152,283 shares of Common Stock of the Issuer beneficially owned by Icarus Ontario and Icarus Delaware, including the Common Stock underlying the note and warrants owned by Icarus Ontario.  Phillip DeZwirek and Reporting Person each own 50% of Icarus Delaware, and 1% and 99%, respectively, of Icarus Ontario.

(e)	Not applicable.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2011

/s/ Jason DeZwirek
Jason DeZwirek